Exhibit 99.9

Consent of Mark B. Mathisen

The undersigned hereby consents to the use of their reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, as amended, dated August 4, 2022 with an effective date of July 8, 2022, and “Technical Report on the Tony M Mine, Utah, USA” dated December 8, 2022, with an effective date of September 9, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of IsoEnergy Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

The undersigned also hereby consents to the use of their name and such information being incorporated by reference into IsoEnergy’s registration statements on Form F-10 (File No. 333-292714) and Form S-8 (File No. 333-287876).

/s/ Mark B. Mathisen
Mark B. Mathisen, C.P.G.

Dated: February 26, 2026